Cogent Communications Holdings, Inc.

Robert N. Beury Jr.

Chief Legal Officer

Cogent Communications, Inc.

1015 31st Street, NW

Washington, DC 20007

Telephone +1-202-295-4254

email: rbeury@cogentco.com

March 18, 2015

VIA EDGAR CORRESPONDENCE

Maryse Mills-Apenteng

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Cogent Communications Holdings, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 9, 2015
File No. 000-51829

Dear Ms. Mills-Apenteng:

On behalf of Cogent Communications Holdings, Inc. (the “Company”), this letter sets forth the Company’s responses to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission, dated March 18, 2015, to the Company’s preliminary Proxy Statement on Schedule 14A, filed March 9, 2015 (the “Proxy Statement”).  For your convenience, we have set forth each of the Staff’s original comments immediately preceding our response.

Proposal 3 — Non-Binding Vote on the Bylaw Amendment for Litigation Forum, page 5

1.                                      Please revise your disclosure to provide a balanced overview of the advantages and disadvantages to shareholders of the exclusive forum provision in your bylaws.

Response:

The Company has revised the disclosure on page 5 in response to the Staff’s comment to provide a more balanced overview of the advantages and disadvantages to shareholders of the exclusive forum provision in the Company’s bylaws.  Attached hereto as Exhibit A is a comparison reflecting these changes.

Proposal 4 — Non-Binding Vote on the Bylaw Amendment Concerning Litigation Costs, page 6

2.                                      Please revise your disclosure to provide a balanced overview of the advantages and disadvantages to shareholders of the provision in your bylaws that seeks to award attorney’s fees to the company if the company prevails in litigation.

Response:

The Company has revised the disclosure on pages 6 in response to the Staff’s comment to provide a more balanced overview of the advantages and disadvantages to shareholders of the provision in the Company’s bylaws that seeks to award attorney’s fees to the Company if the Company prevails in litigation.  Attached hereto as Exhibit A is a comparison reflecting these changes.

*              *              *              *              *

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Robert N. Beury Jr.

Robert N. Beury Jr.
Chief Legal Officer

Enclosure

2

Exhibit A

PROPOSAL NO. 3

NON-BINDING VOTE ON THE BYLAW AMENDMENT FOR LITIGATION FORUM

On November 3, 2014, the Board of Directors amended and restated the Bylaws of the Company, effective immediately, to provide that shareholder actions must be filed in Delaware and awards the Company attorney’s fees if it prevails and otherwise provides that each party bears its own expenses of litigation, which are new sections 62 and 63 in the Bylaws.  The text of Section 62 which stockholders are asked to approve by voting FOR this proposal is printed below, and the complete amended and restated Bylaws are attached hereto as Appendix A.  The Board of Directors also approved that each new article added to the Bylaws shall be submitted separately to the stockholders for confirmation at the annual meeting.  If the stockholders fail to confirm either bylaw change the board intends, absent extraordinary circumstances, to remove from the bylaws the change that was not confirmed.

Section 62. FORUM SELECTION.  Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any director, officer or employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or the Corporation’s Certificate of Incorporation or these Bylaws (as either may be amended from time to time), (iv) any action to interpret, apply, enforce or determine the validity of the Corporation’s Certificate of Incorporation or these Bylaws, or (v) any action asserting a claim against the Corporation or any director, officer or employee of the Corporation governed by the internal affairs doctrine. To the fullest extent permitted by law, any person purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 62. If any provision or provisions of this Section 62 shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Section 62 (including, without limitation, each portion of any sentence of this Section 62 containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

Background and Reasons for the Proposed Amendment

The Board of Directors has carefully considered the proposed bylaw amendment and concluded that requiring certain stockholder disputes to be brought exclusively in the Delaware Chancery Court is in the best interests of our stockholders for the following reasons:

•            Delaware Chancery Court Expertise in Corporate Affairs—The Board of Directors believes that Delaware courts are best suited to address disputes involving the Company, its officers, directors and shareholders, and the interpretation of its charter and bylaws, because the Company is incorporated in Delaware and Delaware law generally applies to such matters. Additionally, the Delaware Chancery Court is widely regarded as the preeminent court for the determination of disputes involving a corporation’s internal affairs based on its extensive precedent, experience and focus. The Chancery Court has experienced judges who have a deep understanding of Delaware corporate law and the duties of directors and officers thereunder. This well-developed body of case law would provide stockholders and the Company with more predictability regarding the outcome of stockholder disputes.

•            Reduced Legal Expenses and Risk of Inconsistent Outcomes—By ensuring that  particular stockholder disputes are heard in a Delaware court, the Company and its stockholders could avoid costly and duplicative litigation, the risk that Delaware law would be misapplied by a court in another jurisdiction, and the risk of inconsistent outcomes when two similar claims proceed in different courts. Further, Delaware’s system of specialized Chancery Courts to adjudicate corporate law questions offers streamlined procedures and processes which help provide prompt resolutions. This accelerated schedule can limit the time, cost and uncertainty of litigation for  all parties.

The Board of Directors recognizes that there are potential burdens and disadvantages to stockholders in connection with the adoption of an exclusive forum amendment. For instance:

•            Inability to Engage in Forum Shopping—A plaintiff may believe that the relevant law or demographic of a potential jury pool of a jurisdiction other than the State of Delaware might be more convenient or favorable to their claims. Adoption of the exclusive forum amendment would prevent a plaintiff from bringing an action in an alternative forum which they perceive to be more favorable to their claims.

•            Inability to Increase Settlement Value of Claims by Filing in Multiple Jurisdictions—Some plaintiffs desire to file legal claims in multiple jurisdictions against the Company and/or its directors, officers and/or employees in order to increase the settlement value of their claims by increasing the Company’s costs to defend against multiple claims. Adoption of the exclusive forum amendment would prevent stockholders from pursuing this plan of action.

Certain proxy advisors and institutional holders may not support the adoption of an exclusive forum amendment unless it can be shown that the Company has already suffered material harm as a result of multiple claims in different jurisdictions regarding the same matter. However, the Board of Directors believes that it is more prudent and in the best interests of stockholders to take preventive measures before the Company and the  interests of most of its stockholders are materially harmed by the increasing practice of  plaintiffs to file claims in multiple jurisdictions.

On balance, the Board of Directors believes that the benefits to the Company and its stockholders of adopting the exclusive forum amendment outweigh the potential burdens and disadvantages of adopting such amendment. As written, the amendment establishes a default forum for litigation while also preserving the ability to consent to an alternative forum if the Board of Directors believes the interests of the Company and its stockholders will be better served by an alternative forum. The Board of Directors believes  that the adoption of the exclusion forum amendment is in the best interests of the Company and its stockholders.

Recommendation of the Board of Directors:

The Board recommends a vote “FOR” the non-binding vote on the Bylaw amendment for litigation forum.

PROPOSAL NO. 4

NON-BINDING VOTE ON THE BYLAW AMENDMENT CONCERNING LITIGATION COSTS

On November 3, 2014, the Board of Directors amended and restated the Bylaws of the Company, effective immediately, to provide that shareholder actions must be filed in Delaware and awards the Company attorney’s fees if it prevails and otherwise provides that each party bears its own expenses of litigation, which are new sections 62 and 63 in the Bylaws.  The text of Section 63 which stockholders are asked to approve by voting FOR this proposal is printed below, and the complete amended and restated Bylaws are attached hereto as Appendix A.  The Board of Directors also approved that each new article added to the Bylaws shall be submitted separately to the stockholders for confirmation at the annual meeting.  If the stockholders fail to confirm either bylaw change the board intends, absent extraordinary circumstances, to remove from the bylaws the change that was not confirmed.

Section 63. LITIGATION COSTS.

(A)         To the fullest extent permitted by law, in the event that (i) any stockholder or anyone on their behalf (“Claiming Party”) initiates or asserts any claim or counterclaim (“Claim”) or joins, offers substantial assistance to, or has a direct financial interest in any Claim against the Corporation and/or any director, officer, employee or affiliate of the Corporation (together, the “Corporation Parties”), and (ii) the Claiming Party (or the third party that received substantial assistance from the Claiming Party or in whose Claim the Claiming Party had a direct financial interest) does not obtain a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought, then each Claiming Party shall be obligated jointly and severally to reimburse the Corporation Parties the greatest amount permitted by law of all fees, costs and expenses of every kind and description (including but not limited to, all reasonable attorney’s fees and other litigation expenses) (collectively, “Litigation Costs”) that the Corporation Parties may incur in connection with such Claim.

(B)         To the fullest extent permitted by law, in the event that any Claiming Party initiates or asserts any Claim or joins, offers substantial assistance to, or has a direct financial interest in any Claim against any Corporation Parties regarding or based upon the Claiming Party’s status as a stockholder in the Corporation or a Corporation Party’s conduct or actions relating to the Corporation, then, regardless whether the Claiming Party is successful on its Claim in whole or in part, the Claiming Party will bear its own Litigation Costs, and the Claiming Party and the Claiming Party’s attorneys will not seek or recover any Litigation Costs or receive any attorney’s fees or expenses as the result of the creation of any common fund or from a corporate benefit purportedly conferred upon the Corporation.

Background and Reasons for the Proposed Amendment

The Board of Directors has carefully considered the proposed bylaw amendment and concluded that requiring a stockholder who brings a stockholder claim against the Company to reimburse the Company for its Litigation Costs under certain circumstances is in the best interests of our stockholders. Shareholder claims are very costly and exert significant settlement pressures on a company. Even a weak stockholder claim requires a company to expend significant amounts of money to defend against or settle the claim. When a stockholder asserts a claim against the Company, the costs the Company incurs are ultimately borne by the stockholders. The adoption of this amendment would discourage stockholders from bringing frivolous claims which lack merit, resulting in an economic benefit for both the Company and its stockholders as a group.

The Board of Directors recognizes that there are potential burdens and disadvantages to stockholders in connection with the adoption of this litigation costs amendment. All stockholder lawsuits inherently involve risk, and it is impossible to confidently predict the outcome of a claim. Although the amendment aims to discourage only frivolous or abusive stockholder claims, stockholders may also be discouraged from bringing meritorious claims against the Company due to the risk of exposure to substantial attorneys’ fees.

On balance, the Board of Directors believes that the benefits to the Company and its stockholders of adopting the litigation costs amendment outweigh the potential burdens  and disadvantages of adopting such amendment. The Board of Directors believes that the adoption of the litigation costs amendment is in the best interests of the Company and its stockholders.

Recommendation of the Board of Directors:

The Board recommends a vote “FOR” the non-binding vote on the Bylaw amendment concerning litigation costs.